EXHIBIT 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(in thousands)

	For the year ended December 31,
	2004	2005	2006	2007	2008
Earnings:
Net income (loss) before income taxes	$(24,757)	$(29,441)	$(30,231)	$(23,121)	$(21,565)
Add:
Fixed charges	301	296	319	441	465

Total earnings and fixed charges	$(24,456)	$(29,145)	$(29,912)	$(22,680)	$(21,100)

Fixed Charges:
Interest expense	$—	$—	$—	$—	$—
Estimated interest portion of rental expense	301	296	319	441	465

Total fixed charges	$301	$296	$319	$441	$465

Ratio of Earnings to Fixed Charges(1)	(81.25)	(98.46)	(93.77)	(51.43)	(45.38)

(1)

The ratio of earnings to fixed charges is computed by dividing earnings before taxes plus fixed charges by fixed charges. Fixed charges means the sum of the following: (i) interest expense (including interest expense from capital leases), (ii) amortized premiums, discounts and capitalized expenses related to indebtedness, and (iii) the estimated portion of rental expense deemed by us to be representative of the interest factor of rental payments under operating leases.